UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13(D)-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

SINCLAIR BROADCAST GROUP, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

829226-10-9

(CUSIP Number)

J. Duncan Smith

c/o Sinclair Broadcast Group, Inc.

10706 Beaver Dam Road

Hunt Valley, Maryland 21030

(410) 568-1500

with copies to:

Erika L. Robinson

Wilmer Cutler Pickering Hale and Dorr LLP

1875 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 663-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DAVID D. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,458,485

	9.	Sole Dispositive Power 9,789,210

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,458,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FREDERICK G. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,458,485

	9.	Sole Dispositive Power 7,853,129

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,458,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. DUNCAN SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,458,485

	9.	Sole Dispositive Power 10,354,930

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,458,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

CUSIP No. 829226-10-9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ROBERT E. SMITH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,458,485

	9.	Sole Dispositive Power 7,461,216

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,458,485

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 42.6% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.

This Amendment No. 7 amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the “Schedule 13D”) and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 1.	Security and Issuer
No material change.

Item 2.	Identity and Background
Mr. Smith currently manages RSMK LLC, a commercial real estate investment company.

Item 3.	Source and Amount of Funds or Other Consideration
No material change.

Item 4.	Purpose of Transaction

Pursuant to the terms of the Stockholders’ Agreement (defined below), the Group has agreed to vote collectively all shares of their common stock of the Company to elect each other as directors of the Company through June 13, 2015.  The Stockholders’ Agreement will terminate on the earlier of (i) June 13, 2015 or (ii) the date on which no class or series of the Company’s capital stock is nationally traded (as defined in the Stockholders’ Agreement).  The Stockholders’ Agreement does not apply to any issue requiring stockholder approval other than the election of directors and it does not require the Group to act in concert when discharging their duties as directors.

Item 5.	Interest in Securities of the Issuer

(a - b)      The following table sets forth the aggregate number and percentage of shares of Class A common stock and Class B common stock owned individually by each member of the Group as of March 6, 2007.  Holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time and therefore, each share of Class B common stock represents beneficial ownership of one share of Class A common stock.  Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.   By virtue of the Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (the “Stockholders’ Agreement”), each member of the Group is required to vote all of his Class A and Class B common stock in favor of the other members of the Group to cause their election as directors.  The Stockholders’ Agreement is substantially similar to the Stockholders’ Agreement dated June 12, 1996 among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith, which expired on July 31, 2005.  Consequently, each member may be deemed to beneficially own the shares of common stock individually owned by the other members.  Nevertheless, each member of the Group disclaims beneficial ownership of the shares owned by the other members of the Group.

	Shares of Class B Common Stock Beneficially Owned		Shares of Class A Common Stock Beneficially Owned		Percent of Total Voting	Percent of Total Voting
Name	Number	Percent (1)	Number	Percent (2)	Power (3)	Power (4)
David D. Smith (5)	9,349,925	25.0%	9,789,210	16.7%	22.2%	2.9%
Frederick G. Smith (6)	7,349,819	19.6%	7,853,129	15.9%	17.5%	2.2%
J. Duncan Smith (7)	10,351,691	27.7%	10,354,930	17.5%	24.5%	3.1%
Robert E. Smith (8)	7,430,855	19.9%	7,461,216	13.3%	17.6%	2.1%
Reporting Persons as a group (4 persons)	34,482,290	92.1%	35,458,485	42.6%	81.6%	31.3%

(1)           As of March 6, 2007, there were 37,427,160 shares of Class B common stock outstanding.

(2)           The first four rows of this column set forth the percentage of Class A common stock each reporting person would beneficially own if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not.  The last row in this column shows the percentage of Class A common stock the reporting persons as a group would have if they all converted their shares of Class B common stock into Class A common stock.  As of March 6, 2007, there were 48,790,162 shares of Class A common stock outstanding.

(3)           Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share except for votes relating to “going private” and certain other transactions.  Holders of both classes of common stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B common stock may exchange their shares of Class B common stock into Class A common stock at any time.  This column sets forth the voting power each reporting person has on the matters on which shares of Class B common stock have ten votes per share, and the voting power the reporting persons as a Group have on such matters.

(4)           The first four rows of this column set forth the voting power each reporting person would have on matters on which the shares of Class B common stock have ten votes per share if he converted his shares of Class B common stock to Class A common stock and the other reporting persons did not.  The last row in this column shows the voting power the reporting persons as a Group would have if they all converted their shares of Class B common stock into shares of Class A common stock.

(5)           In addition to his shares of Class B common stock, David D. Smith owns 30,000 shares of Class A common stock directly, 5,840 shares of Class A common stock indirectly through trusts for the benefit of his children, of which he is the custodian, 3,445.0 shares of Class A common stock under the issuer’s 401(k) plan and he may acquire an additional 400,000 shares of Class A common stock upon exercise of options.

(6)           The shares of Class B common stock include 401,158 shares of Class B common stock held in an irrevocable trust established by Frederick G. Smith for the benefit of his children of which he is not the trustee.  In addition to his shares of Class B common stock, Frederick G. Smith owns 500,000 shares of Class A common stock directly and owns 3,309.9 shares of Class A common stock under the issuer’s 401(k) plan.

(7)           The shares of Class B common stock do not include 510,000 shares of Class B common stock held in an irrevocable trust established by J. Duncan Smith for the benefit of his children of which he is not the trustee.  In addition to his shares of Class B common stock, J. Duncan Smith owns 3,238.5 shares of Class A common stock under the issuer’s 401(k) plan.

(8)           The shares of Class B common stock include 291,049 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of family members of which he is the trustee but do not include 390,650 shares of Class B common stock held in an irrevocable trust established by Robert E. Smith for the benefit of his children of which he is not the trustee.  In addition to his shares of Class B common stock, Robert E. Smith owns 22,000 shares of Class A common stock directly, may acquire 8,000 shares of Class A common stock upon exercise of options and owns 361.3 shares of Class A common stock under the issuer’s 401(k) plan.

(c)  The following table sets forth information regarding transactions in shares by each member of the group since the filing of Amendment No. 6 to Schedule 13D.

Date	Type of Transaction	Number of Shares

Transactions by David D. Smith
10/20/06	Transfer of Class B common stock (1)	241,837 at $8.27

10/30/06	Transfer of Class B common stock (1)	113,122 at $8.84

11/02/06	Transfer of Class B common stock (1)	54,824 at $9.12

11/10/06	Transfer of Class B common stock (1)	53,418 at $9.36

11/13/06	Transfer of Class B common stock (1)	26,068 at $9.59

11/14/06	Transfer of Class B common stock (1)	25,406 at $9.84

12/06/06	Transfer of Class B common stock (1)	48,828 at $10.24

02/01/07	Transfer of Class B common stock (1)	100,000 at $12.06

02/14/07	Transfer of Class B common stock (1)	100,000 at $14.00

02/21/07	Transfer of Class B common stock (1)	100,000 at $15.04

02/26/07	Transfer of Class B common stock (1)	30,000 at $15.15

02/27/07	Purchase of Class A common stock (2)	50,000 at $9.25

02/27/07	Sale of Class A common stock (3)	35,000 at $14.75

02/27/07	Sale of Class A common stock (3)	5,000 at $14.77

02/27/07	Sale of Class A common stock (3)	10,000 at $14.82

(1) Payment pursuant to marital agreement.

(2) These shares were purchased thought the exercise of stock options.

(3) These shares were sold through an open market transaction.

Transactions by J. Duncan Smith
03/01/07	Conversion of Class B common stock into Class A common stock (1)	132,000

03/01/07	Gift of Class A common stock (2)	66,000

03/01/07	Gift of Class a common stock (2)	66,000

(1) These shares were converted pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation.

(2) These shares were gifted to a charitable organization and were valued at $13.95 per share.

Transactions by Frederick G. Smith
02/16/07	Gift of Class A common stock (1)	500,000

02/28/07	Sale of Class B common stock (2)	5,038 at $14.50

02/28/07	Sale of Class B common stock (2)	5,017 at $14.50

02/28/07	Sale of Class B common stock (2)	1,900 at $14.50

02/28/07	Sale of Class B common stock (2)	3,400 at $14.52

02/28/07	Sale of Class B common stock (2)	5,000 at $14.56

02/28/07	Sale of Class B common stock (2)	4,954 at $14.62

03/01/07	Sale of Class B common stock (2)	3,100 at $14.50

03/01/07	Sale of Class B common stock (2)	9 at $14.51

03/01/07	Sale of Class B common stock (2)	805 at $14.52

03/01/07	Sale of Class B common stock (2)	686 at $14.53

03/01/07	Sale of Class B common stock (2)	1,000 at $14.55

03/01/07	Sale of Class B common stock (2)	100 at $14.58

03/01/07	Sale of Class B common stock (2)	100 at $14.61

03/01/07	Sale of Class B common stock (2)	900 at $14.61

03/01/07	Sale of Class B common stock (2)	700 at $14.63

03/01/07	Sale of Class B common stock (2)	100 at $14.67

03/01/07	Sale of Class B common stock (2)	200 at $14.69

03/02/07	Sale of Class B common stock (2)	40,827 at $14.50

03/02/07	Sale of Class B common stock (2)	6,011 at $14.51

03/02/07	Sale of Class B common stock (2)	2,062 at $14.51

03/02/07	Sale of Class B common stock (2)	1,502 at $14.51

03/02/07	Sale of Class B common stock (2)	498 at $14.51

03/02/07	Sale of Class B common stock (2)	5,503 at $14.52

03/02/07	Sale of Class B common stock (2)	200 at $14.53

03/02/07	Sale of Class B common stock (2)	2,349 at $14.53

03/02/07	Sale of Class B common stock (2)	100 at $14.54

03/02/07	Sale of Class B common stock (2)	5,948 at $14.56

03/05/07	Sale of Class B common stock (2)	9,800 at $14.60

03/06/07	Conversion of Class B common stock into Class A common stock (3)	500,000

(1) These shares were gifted to a charitable organization and were valued at $14.10 per share.

(2) These shares were sold through a private placement and pursuant to the Company’s Amended and Restated Certificate of Incorporation were converted into Class A common stock upon their transfer.

(3) These shares were converted pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation.

Transactions by Robert E. Smith
05/11/06	Acquisition of Class A common stock (1)	2,000

(1) These shares were acquired pursuant to the issuer’s 1996 Long Term Incentive Plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the terms of the Stockholders’ Agreement, the Group has agreed to vote collectively all shares of their common stock of the Company to elect each other as directors of the Company through June 13, 2015.  The Stockholders’ Agreement will terminate on the earlier of (i) June 13, 2015 or (ii) the date on which no class or series of the Company’s capital stock is nationally traded (as defined in the Stockholders’ Agreement).  The Stockholders’ Agreement does not apply to any issue requiring stockholder approval other than the election of directors and it does not require the Group to act in concert when discharging their duties as directors.

The foregoing description of the Shareholders’ Agreement is qualified in its entirety by reference to the Stockholders’ Agreement, which is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

(1)  Joint Filing Agreement.

(2)  Stockholders’ Agreement dated April 19, 2005 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer’s Current Report on Form 8-K filed on April 26, 2005).

[SIGNATURES APPEAR ON FOLLOWING PAGE]

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2007;
/s/ DAVID D. SMITH
David D. Smith
/s/ FREDERICK G. SMITH
Frederick G. Smith
/s/ J. DUNCAN SMITH
J. Duncan Smith
/s/ ROBERT E. SMITH
Robert E. Smith

EXHIBIT 1

JOINT FILING AGREEMENT AMONG

DAVID D. SMITH, FREDERICK G. SMITH,

J. DUNCAN SMITH and ROBERT E. SMITH

WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the “Act”), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

NOW, THEREFORE, the parties hereto agree as follows:

David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file Amendment No. 7 to the statement on Schedule 13D relating to their ownership of the Common Stock of Sinclair Broadcast Group, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Dated: March 9, 2007

/S/ DAVID D. SMITH
David D. Smith

/S/ FREDERICK G. SMITH
Frederick G. Smith

/S/ J. DUNCAN SMITH
J. Duncan Smith

/S/ ROBERT E. SMITH
Robert E. Smith